UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CONSTELLATION PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

MORPHOSYS DEVELOPMENT INC.

an indirect wholly-owned subsidiary of

MORPHOSYS AG

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

210373106

(Cusip Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Senior Vice President and General Counsel

MorphoSys AG

Semmelweisstraße 7

82152 Planegg

Germany

+49 89-89927-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephan Hutter

Graham Robinson

Faiz Ahmad

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,740,231,876.40	$189,859.30

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 48,054,654 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Constellation Pharmaceuticals, Inc. (the “Company”) multiplied by $34.00, (ii) 2,209,683 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $34.00, (iii) 22,708 warrants to purchase Shares multiplied by $34.00, and (iv) 2,011,376 Shares issuable pursuant to outstanding unvested stock options multiplied by $15.15 (which is $34.00 minus the weighted average exercise price for such options of $18.85 per share). The calculation of the filing fee is based on information provided by the Company as of June 15, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2021, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$189,859.30	Filing Party:	MorphoSys Development Inc. and MorphoSys AG

Form or Registration No.:	Schedule TO	Date Filed:	June 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by MorphoSys Development Inc., a Delaware corporation (“Purchaser”), and MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), with the U.S. Securities and Exchange Commission on June 16, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $34.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated June 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. Purchaser is an indirect wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase:

Items 1 through 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At one minute after 11:59 p.m., New York City time, on July 14, 2021, the Offer expired. The Depository advised Purchaser that, as of the expiration of the Offer, a total of 42,811,957 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 89% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event no later than the second business day after such acceptance) pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Parent and Purchaser have completed the acquisition of the Company on July 15, 2021 by consummating the Merger pursuant to the Merger Agreement at 7.45 a.m. New York City time without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each outstanding Share (other than any Shares held by or in the treasury of the Company or owned by Parent, Purchaser or any of Parent’s other subsidiaries and any Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time of the Merger) were cancelled and converted into the right to receive $34.00, net to the seller in cash, without interest, and subject to any applicable withholding of taxes.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Parent and the Company intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(K)	Press Release, dated July 15, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2021

MORPHOSYS DEVELOPMENT INC.

By:	/s/ Lara Smith-Weber
Name: Lara Smith-Weber
Title: President, Secretary, Treasurer

MORPHOSYS AG

By:	/s/ Jean-Paul Kress
Name: Jean-Paul Kress
Title: CEO, Member Management Board

By:	/s/ Sung Lee
Name: Sung Lee
Title: CFO, Member Management Board